Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Battalion Oil Corporation (formerly known as Halcón Resources Corporation) of our reports dated March 12, 2019, relating to the consolidated financial statements of Halcón Resources Corporation and subsidiaries (the “Company”) (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s reorganization under the bankruptcy code), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Houston, Texas

January 29, 2020